SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 30, 2005

Commission File Number: 0-18760

UNILENS VISION INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation)

1910-400 Burrard Street

Vancouver, British Columbia, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements of

UNILENS VISION INC.

Year ended June 30, 2005 and 2004

Report date – October 20, 2005

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Unilens Vision Inc.

We have audited the consolidated balance sheets of Unilens Vision Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations, stockholders equity (deficiency) and cash flows for the years ended June 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with generally accepted accounting principles in the United States .

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

October 20, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JUNE 30

	2005	2004
ASSETS
Current
Cash and cash equivalents	$374,302	$472,439
Accounts receivable (net of allowance of $305,000; 2004 - $258,000)	842,206	562,981
Royalties and other receivables	481,802	318,061
Inventories (Note 3)	867,158	703,753
Prepaid expenses	16,598	10,392
Deferred tax asset – current (Note 17)	1,040,800	710,500

Total current assets	3,622,866	2,778,126

Property, plant, and equipment (Note 4)	389,719	201,084
Other assets (Note 5)	36,061	45,240
Deferred tax asset (Note 17)	3,268,300	3,071,500

Total assets	$7,316,946	$6,095,950

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$1,082,242	$846,978
Current portion of long-term debt - related party (Note 9)	—	100,000
Current portion of long-term debt (Note 10)	—	450,000

Total current liabilities	1,082,242	1,396,978

Long-term debt – related party (Note 9)	—	300,000
Long-term debt (Note 10)	—	388,139

Total liabilities	1,082,242	2,085,117

Commitments (Note 11)
Stockholders’ equity
Capital stock (1) (Note 12)	27,434,950	27,432,100
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	(18,922)	(2,156)
Deficit	(21,190,294)	(23,428,081)

Total stockholders’ equity	6,234,704	4,010,833

Total liabilities and stockholders’ equity	$7,316,946	$6,095,950

(1)	100,000,000 Common shares at no par value are authorized. At June 30, 2005 and 2004, 4,193,815 and 4,178,815 shares were issued and outstanding. 100,000,000 Preference “A” shares at a par value of Cdn.$10 each and 100,000,000 Preference “B” shares at a par value of Cdn.$50 each are authorized. At June 30, 2005 and 2004, no Preference shares were issued and outstanding.

On behalf of the Board:

/s/ Alfred W. Vitale	Director	/s/ William D. Baxter	Director

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2005	2004	2003
SALES	$4,971,577	$4,074,577	$3,129,101
COST OF SALES	2,958,252	2,415,007	2,074,318

GROSS PROFIT	2,013,325	1,659,570	1,054,783

EXPENSES
Administration	835,834	862,125	607,811
Research and development	71,680	52,118	62,566
Sales and marketing	1,014,231	787,714	656,984

	1,921,745	1,701,957	1,327,361

Income (loss) from operations	91,580	(42,387)	(272,578)

OTHER ITEMS
Royalty income (Note 6)	1,632,051	937,394	267,652
Other income	7,267	1,468	6,619
Interest on long-term debt	(20,211)	(33,354)	(142,423)

	1,619,107	905,508	131,848

Income (loss) before income tax benefit and extraordinary item	1,710,687	863,121	(140,730)
Net deferred income tax benefit (Note 17)	527,100	3,261,050	1,699,000

Income before net extraordinary item	2,237,787	4,124,171	1,558,270
Net extraordinary item
Gain on extinguishment of debt which is net of associated expenses and applicable income taxes of 2004 - $1,178,050 (Note 10)	—	1,952,563	—

Income for the year	2,237,787	6,076,734	1,558,270

Other comprehensive loss:
Foreign currency translation adjustment	(16,766)	(1,378)	(9,472)

Comprehensive income for the year	$2,221,021	$6,075,356	$1,548,798

Income per common share before extraordinary item:
Basic	$0.53	$1.01	$0.41

Diluted	$0.50	$1.00	$0.41

Income per common share from net extraordinary item
Basic	$—	$0.48	$—

Diluted	$—	$0.48	$—

Income per common share:
Basic	$0.53	$1.49	$0.41

Diluted	$0.50	$1.48	$0.41

Weighted average number of common shares (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

	Common Stock
	Number of shares	Amount	Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit	Total
Balance, June 30, 2002	3,838,815	$27,367,615	$—	$8,694	$(31,063,085)	$(3,686,776)

Income for the year					1,558,270	1,558,270

Cumulative translation adjustment				(9,472)		(9,472)

Balance, June 30, 2003	3,838,815	27,367,615	—	(778)	(29,504,815)	(2,137,978)

Common stock issued for cash at $0.19 per share in October 2003	325,000	61,750				61,750

Common stock issued for cash at $0.1823 per share in April 2004	15,000	2,735				2,735

Stock-based compensation			8,970			8,970

Cumulative translation adjustment				(1,378)		(1,378)
Income for the year					6,076,734	6,076,734

Balance, June 30, 2004	4,178,815	27,432,100	8,970	(2,156)	(23,428,081)	4,010,833

Common stock issued for cash at $0.19 per share in March 2005	15,000	2,850				2,850

Cumulative translation adjustment				(16,766)		(16,766)

Income for the year					2,237,787	2,237,787

Balance, June 30, 2005	4,193,815	$27,434,950	$8,970	$(18,922)	$(21,190,294)	$6,234,704

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEAR ENDED JUNE 30	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$2,237,787	$6,076,734	$1,558,270
Items not affecting cash:
Amortization	79,177	117,414	130,183
Amortization of discount on long-term debt	—	—	98,338
Deferred tax benefit	(527,100)	(2,083,000)	(1,699,000)
Gain on extinguishment of debt – net of associated costs	—	(3,130,613)	—
Stock-based compensation	—	8,970	—
Change in non-cash working capital items (Note 13)	(527,489)	(162,287)	(245,424)

Net cash provided by (used in) operating activities	1,262,375	827,218	(157,633)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(122,470)	(157,354)	(21,564)

Net cash used in investing activities	(122,470)	(157,354)	(21,564)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt – related party (Note 9)	(400,000)	—	—
Principal payments on long-term debt	(838,139)	(461,861)	—
Capital stock issued for cash	2,850	64,485	—

Net cash used in financing activities	(1,235,289)	(397,376)	—

Change in cash and cash equivalents during the year	(95,384)	272,488	(179,197)
Effect of exchange rate changes on cash and cash equivalents	(2,753)	(1,378)	178
Cash and cash equivalents, beginning of year	472,439	201,329	380,348

Cash and cash equivalents, end of year	$374,302	$472,439	$201,329

Cash paid during the year for interest	$20,252	$48,483	$36,172

Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

1.	NATURE OF BUSINESS

The business of Unilens Vision Inc. (the “Company”) is to develop and sell optical products using proprietary design and manufacturing technology. The Company’s products are being sold primarily in the United States through a network of national distributors and independent sales representatives. The Company also licenses one of its patented multifocal designs on an exclusive basis to Bausch and Lomb Inc. (“Bausch and Lomb”) (Note 6).

2.	SIGNIFICANT ACCOUNTING POLICIES

During the fiscal year ended June 30, 2004, the Company elected to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and in United States dollars. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and in United States dollars. There were no material differences between the amounts previously reported and the amounts that would have been reported had those statements been prepared in conformity with US GAAP. Refer to Note 21 for differences between the amounts reported in these consolidated financial statements and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP.

The significant accounting policies adopted by the Company are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Unilens Corp. USA and its subsidiary.

All significant inter-company transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Currency

These financial statements are expressed in United States dollars as the Company’s operations are based predominately in the United States. Any amounts expressed in Canadian dollars are indicated as such.

Revenue recognition and discounts

The Company recognizes revenue on sales of optical products upon shipment, when title passes, and ultimate collection is reasonably assured. At the same time, the Company charges operations for the estimated cost of future returns based on historical experience for the respective product types. The Company offers discounts on its products. The costs of these discounts are recognized at the date at which the related sales revenue is recognized and are recorded as a reduction of sales revenue.

Royalty income

The Company recognizes royalty income at the end of each quarter based on the net sales of licensed products sold during the quarter, which is provided by the licensee, times the royalty rate. Royalty income is included in other income on the consolidated statement of operations.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Shipping and handling

The Company records amounts billed to customers for shipping and handling costs as sales revenue. Costs incurred by the Company for shipping and handling are included in cost of sales.

Accounts receivable

Accounts receivable consist of contact lens sales to customers. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Based on management’s review of accounts receivable, an allowance for doubtful accounts of $305,000 and $258,000 at June 30, 2005 and 2004, respectively, is considered adequate. Receivables are determined to be past due based on payment terms of original invoices. The Company does not typically charge interest on past due receivables.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The Company provides reserves for inventory that management believes to be obsolete or slow moving.

Property, plant and equipment and intangible assets

Property, plant and equipment are recorded at cost less accumulated amortization. Plant and equipment and office equipment are amortized on a straight line basis over the shorter of 5 years or the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the asset. Expenditures for certain maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. For US income tax purposes, the Company uses accelerated methods of depreciation for all assets.

Patents and trademarks are recorded at cost and are amortized over their estimated useful lives of up to 10 years on a straight-line basis.

Property, plant and equipment and intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review of recoverability, the Company estimates the future cash flows that are expected to result from the use of the assets and their eventual disposition. Because events and circumstances frequently do not occur as expected, there will usually be differences between the estimated and actual future cash flows, and these differences may be material. If an asset is determined to be impaired, the Company recognizes a loss being the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on discounting the estimated future cash flows. During the periods presented, the Company determined that its property, plant and equipment and intangible assets were not impaired.

Foreign currency translation

The Company’s functional currency is the United States dollar. The Company follows the current rate method of translation which translates foreign assets and liabilities, into United States dollar equivalents, at the rate of exchange at the balance sheet date. Any revenues and expenses from Canadian operations are translated into United States dollar equivalents at the average rate of exchange throughout the period.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation (cont’d…)

Gains and losses arising from translation of the financial statements are disclosed as a separate component of stockholders’ equity. Net gains and losses from foreign currency transactions are included in the consolidated statements of operations.

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and whose original maturity is three months or less when purchased.

Income per share

Basic income per share is calculated by dividing the income for the year by the weighted-average number of shares outstanding during the year.

Diluted income per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

Research and development costs

Research and development costs are expensed as incurred. The amounts charged to operations during the years ended June 30, 2005, 2004 and 2003 were $71,680, $52,118 and $62,566, respectively. For tax purposes, the Company capitalizes these costs and amortizes them over 10 years.

Income taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating losses carry forwards. Deferred tax expense (benefits) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation and stock options

Statements of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock based compensation and stock options (cont’d…)

The following table illustrates the effect on income and income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2005	2004	2003
Income as reported:	$2,237,787	$6,076,734	$1,558,270
Add: total stock-based employee compensation expense included in income (loss), as reported determined under APB 25	—	8,970	—
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(21,356)	(87,283)	(6,352)

Pro-forma income	$2,216,431	$5,998,421	$1,551,918

Income per common share, as reported
Basic	$0.53	$1.49	$0.41

Diluted	$0.50	$1.48	$0.41

Pro-forma income per common share
Basic	$0.53	$1.47	$0.40

Diluted	$0.50	$1.46	$0.40

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Advertising costs

The Company expenses costs when incurred. Advertising expense was approximately $217,409, $81,000 and $61,600 for the years ended June 30, 2005, 2004 and 2003, respectively; there were no advertising costs that met the criteria for capitalization.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements (cont’d…)

entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)	Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)	Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)	Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”). SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of SFAS 123R may have a material effect, which is not determinable at this time, on the Company’s consolidated financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements (cont’d…)

expected to have a material effect on the Company’s consolidated financial position or results of operations.

3.	INVENTORIES

	2005	2004
Raw materials	$220,708	$181,725
Work in progress	28,342	56,949
Finished goods	1,077,603	951,079

	1,326,653	1,189,753
Less allowance for obsolescence	459,495	486,000

	$867,158	$703,753

All inventories are pledged as collateral on loans (Notes 8 and 10).

4.	PROPERTY, PLANT AND EQUIPMENT

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Plant and equipment	$4,867,873	$4,559,018	$308,855	$4,652,881	$4,513,685	$139,196
Office equipment	277,014	214,409	62,605	249,967	194,124	55,843
Leasehold improvements	161,053	142,794	18,259	142,195	136,150	6,045

	$5,305,940	$4,916,221	$389,719	$5,045,043	$4,843,959	$201,084

Amortization expense of property, plant and equipment was $72,262, $49,287 and $57,467 during 2005, 2004 and 2003 respectively. All plant and equipment is pledged as collateral on loans (Notes 8 and 10).

5.	OTHER ASSETS

	2005	2004
Patents and trademarks (net of accumulated amortization - $1,407,811; 2004-$1,401,021)	$—	$6,915
Spare parts and tools	26,926	29,190
Other	9,135	9,135

	$36,061	$45,240

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

5.	OTHER ASSETS (cont’d…)

Amortization expense of patents and trademarks was $6,915, $68,127 and $72,716 during 2005, 2004 and 2003, respectively.

6.	ROYALTY AGREEMENT

On October 26, 2001, Bausch & Lomb licensed the exclusive worldwide rights to the Company’s multi-focal soft contact lens design. Under the terms of the agreement, Bausch & Lomb will develop, manufacture, and market a cast-molded multi-focal soft contact lens using the Company’s technology. For this, Bausch & Lomb will pay the Company a royalty ranging from two to five percent of the product’s worldwide net sales for as long as they manufacture and sell products utilizing the technology. During the years ended June 30, 2005, 2004 and 2003, the Company recorded $1,632,051, $937,394 and $267,652, respectively, in Bausch & Lomb royalty revenues.

7.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At June 30, 2005, the balance due was $178,260. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

8.	LINE OF CREDIT

During 2005, the Company obtained a line of credit of $1,000,000 with terms of LIBOR plus 2.5 percent interest rate maturing in April 2006. The line is collateralized by all assets of its subsidiary Unilens Corp. USA. As of June 30, 2005, the Company does not have any amounts outstanding on this line of credit. Under the credit agreement, the Company is required to meet specified financial covenants. At June 30, 2005, the Company was in compliance with these covenants.

9.	NOTE PAYABLE, RELATED PARTY

At June 30, 2004, the Company had a note payable with a related party in the amount of $400,000. The note was collateralized by the assets of its subsidiary Unilens Corp. USA. and guaranteed by the Company. The note was originally due, but not paid, on January 31, 1995. The Company paid interest monthly at prime plus three percent through December 2003. During October 2003, this note was amended and the payment terms of the note changed to quarterly instalments of $25,000 plus interest starting January 2004 and maturing April 2008. The Company paid the full amount due on this note during the year ended June 30, 2005.

The terms and conditions of the above related party debt are not necessarily indicative of the terms and conditions that would have been incurred had comparable transactions been entered into with independent parties.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

10.	LONG-TERM DEBT AND EXTRAORDINARY ITEM

During 1989, the Company acquired substantially all of the assets that comprise its business through an Asset Purchase Agreement. The purchase price for the business and its assets was for $6,000,000 to be paid with $500,000 down and $250,000 per year, increasing at a rate of five percent per year. The Company recorded the assets and the obligation net of imputed interest. The Company defaulted on the obligation in 1992 and 1993 and, as a result of litigation, the Company entered into a Settlement and Forbearance Agreement with its creditor, Competitive Technologies, Inc. This agreement established a payment schedule to cure the delinquent payments; however, it stipulated that in the event of default by the Company, all amounts owed through the date of the default would be due in accordance with the original debt agreement. The Company continued to default on the loan and, during 1994, began negotiations with Competitive Technologies, Inc. for relief with respect to the debt. The Company did not make any of its annual payments from 1995 through June 30, 2003.

During October 2003, the Company entered into another settlement agreement with Competitive Technologies, Inc. Under the terms of the settlement agreement, all prior obligations of the Company have been irrevocably terminated in exchange for a $1,250,000 non-interest bearing installment note, secured by the assets of the Company. The settlement calls for a $100,000 payment on the signing of the agreement and quarterly payments beginning on December 31, 2003 for the greater of (i) $100,000 or (ii) an amount equal to 50 percent of the royalties received by the Company from Bausch & Lomb, Inc. during the quarter ending on the payment due date. Any quarterly payment increase will accelerate payment of the obligation, but not increase it. On the date of the settlement agreement, the Company recognized a one-time extraordinary gain of approximately $1,952,000, which is net of related costs and applicable income taxes. At June 30, 2004 the Company owed $838,139 on this note. The Company paid the full amount due on this note during the year ended June 30, 2005.

The calculation of the extraordinary gain on extinguishment of debt at June 30, 2004 is as follows:

Note balance before debt forgiveness	$4,474,576
Note balance after debt forgiveness	1,250,000

Gross amount forgiven	3,224,576
Related cost	93,963

Extraordinary gain pre-tax	3,130,613
Tax effect (37.63 percent)	1,178,050

Extraordinary gain net of tax	$1,952,563

11.	OPERATING LEASES

The Company leases, through its subsidiary, a combined office and manufacturing facility in Largo, Florida. The lease agreement, which is guaranteed by the Company, provides for escalation of rental payments based on taxes and increases in the Consumer Price Index. The lease term is through September 30, 2008 and calls for approximate monthly payments of $17,000 with an adjustment effective September 30, 2007. These adjustments will be based on the Consumer Price Index, not to exceed three percent.

The Company also rents certain office equipment under operating leases with lease terms of less than one year.

Rent expense under all operating leases was approximately $221,000, $221,000 and $216,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

11.	OPERATING LEASES (cont’d…)

Minimum future lease payments under operating leases, which have an initial or remaining non-cancelable lease term in excess of one year, over the next four years and thereafter are approximately as follows:

Year ended June 30,	Operating leases
2006	$204,540
2007	204,540
2008	227,553
2009	58,806

$695,439

12.	CAPITAL STOCK

On October 16, 2003, the Company issued 280,000 common shares on exercise of employee stock options at an average exercise price of $0.19 per share raising gross proceeds of $53,200.

On October 28, 2003, the Company issued 45,000 common shares on exercise of employee stock options at an average exercise price of $0.19 per share raising gross proceeds of $8,550.

On April 12, 2004, the Company issued 15,000 common shares on exercise of employee stock options at an exercise price of $0.1823 per share raising gross proceeds of $2,735.

On March 24, 2005, the Company issued 15,000 common shares on exercise of employee stock options at an exercise price of $0.19 per share raising gross proceeds of $2,850.

Common stock

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan can not exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any 12 month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any 12 month period.

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

12.	CAPITAL STOCK (cont’d…)

Stock option plan and stock options (cont’d…)

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the years ended June 30:

	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	375,000	0.53	350,000	0.19	270,000	0.19

Exercised	(15,000)	0.19	(340,000)	0.19	—	—

Granted
Employees	20,000	2.07	360,000	0.55	80,000	0.19
Consultants	—	—	25,000	0.48	—	—

Sub-total granted	20,000	2.07	385,000	0.54	80,000	0.19

Expired/cancelled	—	—	(20,000)	0.48	—	—

Outstanding, end of year	380,000.63		375,000	0.53	350,000	0.19

Options exercisable, end of year	380,000.63		368,750	0.53	350,000	0.19

For the purpose of calculating the average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at June 30, 2005:

Number of Options	Vested	Exercise Price	Expiry Date
10,000	10,000	Cdn. $0.25	May 6, 2006
80,000	80,000	Cdn. $0.62	December 9, 2008
145,000	145,000	US $0.48	December 9, 2008
45,000	45,000	Cdn. $0.95	March 3, 2009
80,000	80,000	US $0.71	March 3, 2009
20,000	20,000	US $2.07	January 4, 2010

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2005	2004	2003
Risk free interest rate	4%	2.75%	4.5%
Expected life	5 years	5 years	5 years
Expected volatility	56%	85%	303%
Expected dividends	Nil	Nil	Nil
Weighted average estimated fair value per option issued	US $1.07	Cdn.$0.25	Cdn.$0.12

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004	2003
Cash provided by (used in):
Accounts and royalties and other receivables	$(442,421)	$(261,317)	$(127,623)
Inventories	(163,405)	24,235	(190,108)
Prepaid expenses and other assets	(3,942)	1,768	31,240
Accounts payable and accrued liabilities	82,279	73,027	41,067

Change in non-cash working capital items	$(527,489)	$(162,287)	$(245,424)

At June 30, 2005, the Company has recorded $138,427 of accounts payable in connection with the acquisition of equipment.

During the years ended June 30, 2005, 2004 and 2003 there were no significant non-cash investing or financing activities.

14.	RELATED PARTY TRANSACTIONS

Related party transactions entered into during the year ended June 30, 2005 not elsewhere disclosed herein are as follows:

i)	the Company paid or accrued $5,269 (2004 - $4,462; 2003 - $4,010) in accounting fees to an officer of the Company which is included in administrative expense;

ii)	the Company paid or accrued interest of $20,252, (2004 - $48,483; 2003 - $44,084) on a note payable to an affiliated company (Note 9).

Except as elsewhere disclosed herein, these transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

15.	CONCENTRATIONS

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company places its temporary cash investments with a high credit quality financial institution. Concentrations of credit risk with respect to uncollateralized trade receivables are limited due to the Company’s large number of customers and their geographic dispersion. The Company uses an allowance for doubtful accounts on an item-by-item basis to cover any collectibility issues. As a consequence, concentrations of credit risk which could subject the Company to a loss are limited and are consistent with management’s expectations as reflected in the consolidated financial statements.

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the year ended June 30, 2005, the Company purchased approximately 28% of its inventory from that supplier (2004-24%, 2003-20%). At June 30, 2005, the Company owed this supplier approximately $54,000 (2004- $67,000).

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

16.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Segment revenue consists of the following lens categories for the years ended June 30:

	2005	2004	2003
Disposable lenses	$2,312,152	$1,652,970	$480,132
Conventional soft lenses	1,073,740	914,611	1,240,967
Gas permeable lenses	676,670	818,908	714,462
Replacement and other lenses	909,015	688,088	693,540

Total sales	$4,971,577	$4,074,577	$3,129,101

17.	INCOME TAXES

A reconciliation of income taxes (recovery) at the United States statutory rate to the Company’s effective rate is as follows:

	2005	2004	2003
Statutory expense (benefit) at the federal rate of 34%	$581,634	$293,461	$(47,848)
State tax expense (benefit), net of federal effect	64,500	37,000	(2,000)
(Deductible) non-deductible expenses	(14,800)	16,450	1,000
Decrease in deferred income tax valuation allowance	(1,158,434)	(3,607,961)	(1,650,152)

	$(527,100)	$(3,261,050)	$(1,699,000)

The income tax benefit for the year ended June 30, 2005 and 2004 consists of recording deferred taxes in the amount of $527,100 and $3,261,050, respectively.

Amounts of deferred tax assets and liabilities are as follows:

	2005	2004
Deferred tax assets
Inventory allowance	$172,900	$182,900
Allowance for bad debt, returns, and allowances	114,800	97,100
Other timing differences	125,500	82,700
Loss carry forward – United States	4,258,200	4,970,200
Loss carry forward - Canada	117,233	108,200

	4,788,633	5,441,100
Valuation allowance	(477,233)	(1,648,200)

	4,311,400	3,792,900

Deferred tax liability
Tax amortization of property, plant and equipment	(2,300)	(10,900)

Net deferred tax asset	4,309,100	3,782,000
Less current portion	(1,040,800)	(710,500)

Long-term portion	$3,268,300	$3,071,500

As of June 30, 2005, the deferred tax asset is primarily the result of net operating loss carryforwards which are available in future years to offset taxable income. Realization of that asset is dependent on the

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

17.	INCOME TAXES (cont’d…)

Company generating future taxable income against which its loss carryforwards can be offset before they expire. The Company estimated its future taxable income for the next ten fiscal years, assuming no material improvements over current levels of pretax income. It then compared its projected taxable income against its net operating loss schedule and established an allowance of $360,000 for the amount of net operating losses that will expire. Based on all positive and negative evidence available, including sales trends and outlook data, the Company believes it is more likely than not that it will be able to maintain its current level of taxable income, thereby fully realizing its deferred tax asset recorded at June 30, 2005. The allowance could change if near-term estimates of future taxable income during the carryforward periods are changed. Utilization of the deferred tax asset may be subject to limitations in the event of significant changes in the beneficial ownership of the Company’s shares. The Company cannot predict if or when such changes might occur, or their effect, if any, on the deferred tax asset, which will be dependent on such factors as the size of the beneficial ownership change, its timing and the prices at which shares involved in the change are disposed. The Company is aware, however, that its largest shareholder is the subject of bankruptcy proceedings that conceivably could result in such shareholder’s disposition of all or a portion of its Company shares.

The Company has unused operating loss carryforwards available at June 30, 2005 that may be applied against future taxable income which expire as follows:

Year ended June 30,
2006	$1,662,317
2007	2,666,778
2008	2,249,395
2009	923,057
2010 - 2022	3,814,309

$11,315,856

The Company also has approximately Cdn$329,306 of unused non-capital loss carryforwards in Canada available at June 30, 2005 which expire from 2006 to 2015.

18.	SIGNIFICANT SUPPLIER

The Company has a supply agreement with one supplier for the manufacture of its molded C-Vue multi-focal lens. During the years ended June 30, 2005 and 2004, the Company purchased approximately 28% and 24%, respectively, of inventory from this supplier. At June 30, 2005 and 2004, the Company owed this supplier approximately $54,000 and $67,000, respectively.

19.	RETIREMENT PLANS

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its employees. Contributions are to be made at the discretion of the Company’s board of directors. For the years ended June 30, 2005, 2004 and 2003, the Company contributed to the plan $28,248, $17,022, and $17,113 respectively. The Company does not have any liabilities for the plan as of June 30, 2005.

20.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

	2005	2004	2003
Basic	4,182,842	4,069,881	3,838,815
Effect of dilutive options	275,424	44,841	—

Diluted	4,458,266	4,114,722	3,838,815

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

21.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with US GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at June 30, 2005 and 2004 and, for the years ended June 30, 2005, 2004 and 2003, for the consolidated statements of operations, cash flows and of stockholders’ equity (deficiency).

	As at June 30, 2005
	US GAAP	Adjustments	Cdn. GAAP
ASSETS
Current
Cash and cash equivalents	$374,302	$—	$374,302
Accounts receivable	842,206	—	842,206
Royalties and other receivables	481,802	—	481,802
Inventories	867,158	—	867,158
Prepaid expenses	16,598	—	16,598
Deferred tax asset – current	1,040,800	—	1,040,800

Total current assets	3,622,866	—	3,622,866
Property, plant, and equipment	389,719	—	389,719
Other assets	36,061	—	36,061
Deferred tax asset	3,268,300	—	3,268,300

Total assets	$7,316,946	$—	$7,316,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$1,082,242	$—	$1,082,242

Total current liabilities	1,082,242	—	1,082,242

Total liabilities	1,082,242	—	1,082,242

Stockholders’ equity
Capital stock	27,434,950	—	27,434,950
Additional paid-in capital	8,970	114,991	123,961
Cumulative translation adjustment	(18,922)	—	(18,922)
Deficit	(21,190,294)	(114,991)	(21,305,285)

Total stockholders’ equity	6,234,704	—	6,234,704

Total liabilities and stockholders’ equity	$7,316,946	$—	$7,316,946

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

21.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	Year Ended June 30, 2005			Year Ended June 30, 2004
	US GAAP	Adjustments(1)	Cdn. GAAP	US GAAP	Adjustments(1)	Cdn. GAAP
SALES	$4,971,577	$—	$4,971,577	$4,074,577	$—	$4,074,577
COST OF SALES	2,958,252	—	2,958,252	2,415,007	—	2,415,007

GROSS PROFIT	2,013,325	—	2,013,325	1,659,570	—	1,659,570

EXPENSES
Administration	835,834	21,356	857,190	862,125	—	862,125
Research and development	71,680	—	71,680	52,118	—	52,118
Sales and marketing	1,014,231	—	1,014,231	787,714	—	787,714

	1,921,745	21,356	1,943,101	1,701,957	—	1,701,957

Income (loss) from operations	91,580	(21,356)	70,224	(42,387)	—	(42,387)

OTHER ITEMS
Royalty income	1,632,051	—	1,632,051	937,394	—	937,394
Other income	7,267	—	7,267	1,468	—	1,468
Interest on long-term debt	(20,211)	—	(20,211)	(33,354)	—	(33,354)
Gain on debt settlement- net of associated expenses	—	—	—	—	3,130,613	3,130,613

	1,619,107	—	1,619,107	905,508	3,130,613	4,036,121

Income before tax benefit and extraordinary item	1,710,687	(21,356)	1,689,331	863,121	3,130,613	3,993,734
Net deferred income tax benefit	527,100	—	527,100	3,261,050	(1,178,050)	2,083,000

Income before extraordinary item	2,237,787	(21,356)	2,216,431	4,124,171	1,952,563	6,076,734
Net extraordinary item	—	—	—	1,952,563	(1,952,563)	—

Income for the year	$2,237,787	$(21,356)	$2,216,431	$6,076,734	$—	$6,076,734

UNILENS VISION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JUNE 30, 2005

21.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	Year Ended June 30, 2005			Year Ended June 30, 2004
	US GAAP	Adjustments(1)	Cdn. GAAP	US GAAP	Adjustments(1)	Cdn. GAAP
Income per common share before extraordinary item:

Basic	$0.53	$—	$0.53	$1.01	$.48	$1.49

Diluted	$0.50	$—	$0.50	$1.00	$.48	$1.48

Income per common share from net extraordinary item

Basic	$—	$—	$—	$0.48	$(.48)	$—

Diluted	$—	$—	$—	$0.48	$(.48)	$—

Income per common share:

Basic	$0.53	$—	$0.53	$1.49	$—	$1.49

Diluted	$0.50	$—	$0.50	$1.48	$—	$1.48

(1)	Adjustments

Stock-based compensation

Under Cdn GAAP, but not under US GAAP, commencing July 1, 2004, the Company is required to record stock based compensation for all options granted to employees. The Company has applied this charge on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change for the years ended June 30, 2004 and 2003.

Extraordinary item

Under US GAAP, the gain on debt settlement is disclosed in the statement of operations as an extraordinary item net of related taxes. Under Cdn GAAP, a gain on debt settlement is disclosed as an unusual item and the related tax effect is included in the tax provision for the year.

Stock-based compensation

There were no material differences in the treatment of stock-based compensation under US GAAP and Cdn GAAP for the years ended June 30, 2004, and 2003. However, under Cdn GAAP, commencing July 1, 2004, the Company is required to record stock-based compensation for all options granted to employees. For the purpose of determining the material differences between US GAAP and Cdn GAAP and as permitted under Cdn GAAP, the Company will apply this change in accounting policy on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change.

Unilens Vision Inc.

Valuation and Qualifying Accounts

Years Ended June 30, 2005 and 2004

		Additions				Deductions	Balance End of Year
	Balance Beginning of Year	Charged to Cost and Expense		Charged to Other Accounts
June 30, 2005

Allowance for doubtful accounts	$168,000	$16,477	(1)			$(9,477)	$175,000
Allowance for returns	90,000			$1,149,838	(2)	(1,109,838)	130,000

Total allowance for doubtful accounts and returns	258,000	16,477		1,149,838		(1,119,315)	305,000
Allowance for inventory	486,000	41,932	(3)			(68,437)	459,495

Total	$744,000	$58,409		$1,149,838		$(1,187,752)	$764,495

June 30, 2004

Allowance for doubtful accounts	$145,000	$24,011	(1)			$(1,011)	$168,000
Allowance for returns	105,000			$979,348	(2)	(994,348)	90,000

Total allowance for doubtful accounts and returns	250,000	24,011		979,348		(995,359)	258,000
Allowance for inventory	519,492	23,753	(3)			(57,245)	486,000

Total	$769,492	$47,764		$979,348		$(1,052,604)	$744,000

(1)	Uncollected receivables written-off, net of recoveries.
(2)	Returned product, offset to sales.
(3)	Obsolete inventory written-off.

Certification of Year End Filings during Transition Period

I, Alfred W. Vitale, President and Chief Executive Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the year end filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending June 30, 2005;

2. Based on my knowledge, the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings; and

3. Based on my knowledge, the financial statements together with the other financial information included in the filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the filings.

Date: October 28, 2005

/s/ Alfred W. Vitale
Alfred W. Vitale
President and Chief Executive Officer

Certification of Year End Filings during Transition Period

I, Michael J. Pecora, Chief Financial Officer of Unilens Vision Inc. (the “Issuer”), certify that:

1. I have reviewed the year end filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending June 30, 2005;

2. Based on my knowledge, the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings; and

3. Based on my knowledge, the year end financial statements together with the other financial information included in the filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the filings.

Date: October 28, 2005

/s/ Michael J. Pecora
Michael J. Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – JUNE 30, 2005

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2005 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 21 to the Financial Statements describes material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through a network of distributors, sales representatives and independent sales brokers. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposal lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. We expect the C-Vue multifocal to make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the fiscal year ended June 30, 2005 (the “2005 Fiscal Year”) and includes relevant information up to October 26, 2005 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue disposable multifocal, continues to steadily increase. Revenue was bolstered by the launch in January 2005 of a new toric multifocal utilizing our patented technology and from product acquisitions in February 2005, which account for 8% and 6% respectively of our revenue for the 2005 Fiscal Year. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to post strong gains. During the 2005 Fiscal Year we paid-off all of our term debt 3-years ahead of schedule, and recognized approximately 1.1 million in deferred tax benefits.

Sales for the 2005 Fiscal Year increased by 22% to $5.0 million, compared to $4.1 million for the fiscal year ended June 30, 2004 (the “2004 Fiscal Year”). The increase was primarily due to significant growth in the sales of the C-Vue disposable multifocal, new product acquisitions and a product launch, which was partially offset by an expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before tax benefit and extraordinary items for the 2005 Fiscal Year increased by $.8 million to $1.7 million, primarily resulting from an increase in royalty income. As of June 30, 2005 we had positive working capital of $2.5 million, which represents an increase of $1.1 million compared to Fiscal Year 2004. The increase in working capital was principally due to a reduction in debt, an increase in receivables on higher sales and royalties, and the increase in the deferred tax asset.

At the end of Fiscal Year 2005 we had positive stockholders’ equity of $6.2 million representing an increase of $2.2 million. The increase in stockholders’ equity was primarily from operating profits, royalty income and the recognition of deferred tax assets during the 2005 Fiscal Year.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc. which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2005, 2004, and 2003. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

	2005 ($)	2004 ($)	2003 ($)
For the year ended June 30
Income Statement Data
Revenues	4,971,577	4,074,577	3,129,101
Income (loss) from operations	91,580	(42,387)	(272,578)
Income (loss) before tax benefit and extraordinary items	1,710,687	863,121	(140,730)
Income before extraordinary items	2,237,787	4,124,171	1,558,270
Income for the year	2,237,787	6,076,734	1,558,270

Income per common share outstanding - basic and diluted:
Income before extraordinary item
Basic	0.53	1.01	0.41
Diluted	0.50	1.00	0.41
Income for the year
Basic	0.53	1.49	0.41
Diluted	0.50	1.48	0.41

Dividends	—	—	—

As at June 30
Balance Sheet Data
Total assets	7,316,946	6,095,950	3,466,586
Working capital	2,540,624	1,381,148	1,969,314
Long-term liabilities	—	688,139	4,474,576
Total liabilities	1,082,242	2,085,117	5,604,564
Capital stock	27,434,950	27,432,100	27,367,615
Stockholders’ equity (deficiency)	6,234,704	4,010,833	(2,173,978)

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,632,051, $937,934, and $267,652 for the 2005, 2004 and 2003 Fiscal Years, respectively.

In the 2003 Fiscal Year we recorded $1.7 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the 2003 Fiscal Year by $1.7 million and 1.5 million, respectively. Also in the 2003 Fiscal Year, we reclassified $3.2 million of short-term debt to long term, which resulted in an increase in working capital of $3.2 million during the year.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Year Ended June 30, 2005	Year Ended June 30, 2004

Payroll and benefits	$900,093	$737,634
Raw materials and supplies	1,070,874	1,003,428
Allocations and other expenses	987,285	673,945

	$2,958,252	$2,415,007

	Year Ended June 30, 2005	Year Ended June 30, 2004
General and administrative:
Consulting fees	$180,862	$162,504
Bad debts	16,902	24,429
Depreciation and amortization	29,135	75,756
License, taxes, and regulatory fees	59,193	59,071
Office, insurance, and supplies	224,915	185,927
Professional fees	156,339	159,877
Rental and utilities	332,677	317,889
Travel and entertainment	35,523	28,213
Wages and benefits	502,863	387,727
Allocated expenses	(702,575)	(539,268)

	$835,834	$862,125

Sales and Marketing:	Year Ended June 30, 2005	Year Ended June 30, 2004

Consulting fees	$212,243	$182,611
Depreciation and amortization	1,287	782
Office, insurance, and supplies	56,711	35,291
Promotion and Advertising	280,505	161,729
Rental and utilities	1,993	1,236
Travel and entertainment	20,061	17,919
Wages and benefits	264,475	240,319
Allocated expenses	176,956	147,827

	$1,014,231	$787,714

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,211,315 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price	Expiry Date
10,000	10,000	Cdn. $0.25	May 6, 2006
80,000	80,000	Cdn. $0.62	December 9, 2008
135,000	135,000	US $0.48	December 9, 2008
45,000	45,000	Cdn. $0.95	March 3, 2009
72,500	72,500	US $0.71	March 3, 2009
20,000	20,000	US $2.07	January 4, 2010

362,500	362,500

The above common shares issued and options table both as of the report date, reflect 17,500 options exercised and shares issued, subsequent to the end of the 2005 Fiscal Year. Gross proceeds raised form the options exercised totalled $10,125.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the 2005 Fiscal Year:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
March 24, 2005	Exercise of options	15,000	$0.19	$2,850	Cash	Nil

Options granted by the Company during the fiscal year ending June 30, 2005:

Name	Grant Date	Expiry Date	Number of Options	Exercise Price
Kelly McKnight-Goelz	January 4, 2005	January 4, 2010	20,000	$02.07US

Shares in escrow or subject to pooling as at June 30, 2005 - None

Results of Operations

Current Quarter

During the three months ended June 30, 2005 (the “Current Quarter”) we earned income before tax and extraordinary item of $541,533 compared to income before tax and extraordinary item of $375,302 for the three months ended June 30, 2004 (the “Prior Quarter”). The increase in income before tax and extraordinary item during the Current Quarter of $ 166,231 as compared to the Prior Quarter, was primarily due to (i) an increase in royalty income of $159,954 to $473,627 in the Current Quarter as compared to $313,673 in the Prior Quarter derived from the license agreement with Bausch & Lomb, (ii) an increase in gross margin of $177,695 on higher sales during the Current Quarter, (iii) an increase in expenses of $191,037 described below, and (iv) a decrease in interest and other expenses of $19,619. After recording a net deferred income tax benefit of $973,585, we had net income of $1,515,118 or $0.34 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $3,800,561 or $0.90 per diluted share after recording a net deferred income tax benefit of $3,483,864 and expenses associated with the one-time extraordinary gain from the extinguishment of debt of $58,605.

Sales during the Current Quarter were $1,569,306, an increase of $452,124 (40.5%), as compared to sales of $1,117,182 during the Prior Quarter. The increase in sales was primarily due to continued growth in the Company’s C-Vue disposable multifocal and the C-Vue toric multifocal contact lenses. In addition, we acquired the SoftCon and Aquaflex brands from CIBA Vision at the end of February that account for approximately 15% of sales during the Current Quarter. Gross margin decreased from 44.3% in the Prior Quarter to 42.9% in the Current Quarter due to a shift in product mix.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in sales and marketing expenses of $137,819 and administration expenses of $41,343. Sales and marketing expenses increased primarily due to increased promotional and advertising activity associated with the launch of the C-Vue Toric Multifocal lens in January of 2005 along with marketing efforts associated with the acquisition of the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses increased primarily due to increased consulting fees associated with general regulatory compliance issues, increased insurance expense and additional wages for personnel associated with the general increase in the Company’s activities during the period.

During the Current Quarter we recorded an income tax benefit of $973,585 compared to an income tax benefit in the Prior Quarter of $3,483,864. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the quarter.

During the Current Quarter, we generated $421,831 in cash from operations. We used cash of $85,637 during the Current Quarter for the purchase of capital additions. In addition, the Company used cash of $310,608 for financing activities during the Current Quarter, all of which was used for the repayment of term debt.

Current Year

During the 2005 Fiscal Year (the “Current Year’) we earned net income before tax and extraordinary item of $1,710,687 compared to a net income before tax and extraordinary item of $863,121 for the 2004 Fiscal Year (the “Prior Year”). The increase in income before tax and extraordinary item during the Current Year of $847,566, as compared to the Prior Year, was primarily due to (i) an increase in royalty income, derived from the license agreement with Bausch & Lomb, of $694,657 to $1,632,051 during the Current Year as compared to $937,394 of royalty income earned during the Prior Year, (ii) an increase in gross margin of $353,755 on higher sales during the Current Year, and (iii) a decrease in interest and other expense of $18,942, all of which were partially offset by an increase in expenses of $219,788 described below. After recording a net deferred income tax benefit of $527,100, we had net income of $2,237,787 or $0.50 per diluted share for the 2005 Fiscal Year. In comparison, in the Prior Year we had net income of $6,076,734 or $1.48 per diluted share after recording a net deferred income tax benefit of $3,261,050 and a one-time extraordinary gain from the extinguishment of debt of $1,952,563.

Sales during the Current Year were $4,971,577, an increase of $897,000 (22.0%), as compared to sales of $4,074,577 during the Prior Year. The increase in sales was primarily due to continued growth in the Company’s C-Vue disposable multifocal and the C-Vue toric multifocal contact lenses which was partially offset by an expected decline in certain of the Company’s soft lathe-cut product lines that are nearing the end of their life cycle. In addition, we acquired the SoftCon and Aquaflex brands from CIBA Vision at the end of February that account for approximately 6% of sales during the Current Year. Gross margin decreased slightly from 40.7% in the Prior Year to 40.5% in the Current Year due to a shift in product mix.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in sales and marketing expenses of $226,517 which was partially offset by a decrease in administration expenses of $26,291. Sales and marketing expenses increased primarily due to increased promotional and advertising activity associated with the launch of the C-Vue Toric Multifocal lens in January of 2005 along with marketing efforts associated with the acquisition of the SoftCon EW and Aquaflex lenses acquired from CIBA Vision at the end of February 2005. Administration expenses decreased primarily due to a reduction in amortization of intangibles and lower expense allocations, offset by increased consulting fees associated with general regulatory compliance issues, increased insurance expense, and additional wages for personnel associated wit the general increase in the Company’s activities during the period.

During the Current Year we recorded an income tax benefit of $527,100 compared to an income tax benefit in the Prior Year of $3,261,050. The income tax benefit is the result from the recognition of income tax loss carry-forwards offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

During the 2004 Fiscal Year, a one-time extraordinary gain of $1,952,563 (net of associated expenses and income tax amortizations) was recorded as a result of a settlement agreement signed with Competitive Technologies Inc. There were no extraordinary items recorded for the 2005 and 2003 Fiscal Years.

During the fiscal year ended June 30, 2005, we generated $1,262,375 in cash from operations. We used cash of $122,470 during the Current Year for the purchase of capital additions. In addition, the Company used net cash of $1,235,289 for financing activities during the Current Year, primarily consisting of $1,238,139 used for the early repayment and complete elimination of our term debt.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending
	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30, 2003
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,569,306	1,270,592	1,021,725	1,109,954	1,117,182	1,023,340	930,235	1,003,820

Operating income (loss) for the quarter	57,246	32,812	(11,900)	13,422	70,588	(67,145)	(50,446)	4,616
Income (loss) before tax benefit and extraordinary items	541,533	440,790	361,901	366463	375,302	137,129	190,743	159,947
Income before extraordinary items	1,515,118	272,206	210,153	240,310	3,859,166	64,047	108,795	92,163
Income for the period	1,515,118	272,206	210,153	240,310	3,800,561	64,047	2,119,963	92,163
Income per common share outstanding – basic and diluted
Income before extraordinary items
Basic	0.36	0.06	0.05	0.06	0.93	0.02	0.03	0.02
Diluted	0.34	0.06	0.05	0.05	0.92	0.02	0.03	0.02
Net income (loss) for the period
Basic	0.36	0.06	0.05	0.06	0.91	0.02	0.52	0.02
Diluted	0.34	0.06	0.05	0.05	0.90	0.02	0.52	0.02

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars. Certain of the prior period comparative figures have been reclassified to conform to the presentation adopted for the current period.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent. of Bausch and Lomb’s product sales utilizing the technology. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30, 2003
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	473,627	414,207	386,983	357,234	313,673	212,054	205,229	206,438

On October 17, 2003, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2003.

In the quarter ending June 30, 2004 we recorded approximately $3.4 million in net income tax benefits resulting from the recognition of deferred tax assets expected to be realized, which was partially offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the quarter.

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of June 30, 2005, the Company had working capital of $2,540,624, representing an increase of $658,701 from our working capital at March 31, 2005. Positive cash flow from operating activities totalled $421,706 for the quarter ending June 30, 2005, which was primarily used for the repayment of long-term debt of $310,608 and the purchase of capital assets in the amount of $85,512.

Current Year

During the 2005 Fiscal Year our working capital increased to $2,540,624, compared to our working capital at June 30, 2004, by $1,159,476, primarily due to a reduction in debt. Positive cash flow from operating activities totalled $1,262,250 for the 2005 Fiscal Year, which was primarily used for the repayment of long-term debt of $1,238,139, and for the purchase of capital assets in the amount of $122,345. We estimate that we will have sufficient resources to fund our working capital requirements during the year ended June 30, 2006.

Related Party Transactions

During the 2005 Fiscal Year, we incurred $5,269 (2004 - $4,462) in fees to, William Harper, an officer of the Company, for accounting services and incurred interest expense of $20,252 (2004 - $41,307) on a note payable owed to Uniinvest Holdings AG, a related financial institution.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. During the 2005 Fiscal Year the Company’s C-Vue disposable products accounted for approximately 46% of sales. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. The Company expects the sales of the C-Vue brand will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 46% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue disposable lens, as well as solid earnings growth for the fiscal year ending June 30, 2006.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, we have retained RJ Falkner and Company (“Falkner”) as investor relations counsel for a full range of investor relations services including assisting us in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. We pay a monthly consulting fee and reimburse Falkner for their expenses incurred in providing the services, and have granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of US $0.48 with an expiry date of March 9, 2009.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper – Secretary

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Alfred W. Vitale”

ALFRED W. VITALE, PRESIDENT